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Phone 918-481-1119 • Fax 918-492-0990

March 22, 2011

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
NGL Energy Partners LP
Registration Statement on Form S-1 File
Filed February 11, 2011
No. 333-172186

Dear Mr. Owings:

        Set forth below are the responses of NGL Energy Partners LP, a Delaware limited partnership ("we" or the "Partnership"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") by letter dated March 9, 2011 with respect to the Partnership's Form S-1 initially filed with the Commission on February 11, 2011, File No. 333-172186 (the "Registration Statement"). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement ("Amendment No. 1"). For your convenience, we have also hand delivered three copies of this letter, Amendment No. 1, and Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

        Each response is prefaced by the exact text of the Staff's corresponding comment in bold text. All references to pages numbers and captions in our responses correspond to Amendment No. 1, unless otherwise indicated.

General

1.
We note a number of blank spaces throughout your registration statement for information that may not properly be excluded under Rule 430A of Regulation C. Provide all information required with respect to a bona fide offering price range, the number of common units and all other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A as soon as practicable. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: We will update the Registration Statement to provide all omitted information, other than the information we are permitted to omit under Rule 430A of Regulation C, as soon as the information is available. We acknowledge that the Staff needs sufficient time to review our complete disclosure and for us to respond to any comments that may result from the Staff's review prior to the distribution of the preliminary prospectus.

2.
Please update all information in the prospectus to the most recent practicable date.

Response: We have revised the Registration Statement accordingly. Please see pages 4, 5, 40, 118 and 119.

3.
Prior to the effectiveness of this registration statement, please have a representative of the Financial Industry Regulatory Authority confirm to us that they have completed their review, including their review regarding the underwriting compensation terms and arrangements pertaining to this offering.

Response: We will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has completed their review prior to the effectiveness of the Registration Statement.

4.
Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response: At this time, we do not intend to include any gatefold information in the prospectus. If we decide at a later time to include gatefold information in the prospectus, we will provide copies of all pictures, graphics or artwork to the Staff prior to printing and distribution of the preliminary prospectus. We acknowledge that the Staff needs sufficient time to review our complete disclosure and for us to respond to any comments that may result from the Staff's review prior to the distribution of the preliminary prospectus.

Summary, page 1

5.
The first sentence indicates that that your summary highlights information contained elsewhere in the prospectus. Please revise this paragraph, and include any information necessary, to make clear that the summary is a brief overview of the key aspects of the offering. In this regard, your summary is too expansive and repeats much of the information more appropriately discussed elsewhere in your document, including information found in your Risk Factors and Business sections. Please substantially revise. See the Instruction to Item 503(a) of Regulation S-K.

Response: We have revised the Registration Statement accordingly. Please see pages 1 and 2.

The Offering, page 8

6.
We note the ownership structure contains incentive distribution rights ("IDRs"), which allows NGL Energy Holdings LLC (your "general partner") to claim a higher proportion of incremental amounts of the distribution payments when these payments exceed certain specified levels. Please provide a cross reference to your incentive distribution rights discussion on page 62. In this regard, please revise your cash distribution disclosure to indicate the IDRs represent a potentially material variable interest in your distributions.

Response: We have provided a cross reference to our discussion of incentive distribution rights. Please see page 9. We have also revised our cash distribution disclosure to indicate the IDRs represent a potentially material variable interest in our distributions. Please see pages 57 and 62.

7.
Please tell us and disclose how you will classify distributions related to the IDRs. It appears you classify the distribution as equity transactions. In doing so, explain why you believe your classification is appropriate, including explaining the purpose for which you provide cash distributions to your general partner beyond its ownership interest. Also tell us what consideration, if any, was given to recording IDRs as compensation to your general partner. In this regard, we assume that the services provided by your general partner in conducting and directing your activities are billed to you at cost, and it appears that IDRs could be a method for providing the general partner with compensation in return for providing these services to you.

Response: We confirm that we intend to disclose and classify distributions made to the general partner under the incentive distribution provisions of our partnership agreement as equity transactions. For the reasons discussed below, we concluded after our evaluation of such distributions that such payments do not represent compensation to our general partner.

Our partnership agreement provides that distributions shall be made in accordance with certain provisions set forth in the agreement, sometimes referred to as the "distribution waterfall." The distribution waterfall provides several tiers of quarterly distribution amounts, with the general partner receiving an increasing share of incremental distributions as the higher tiers are reached, up to a maximum of 50% of all distributions made at or above the highest distribution tier amount. We refer to these distributions in excess of the general partner's 0.1% share of income as "incentive distributions." While it is true that the general partner receives a larger share of distributions as the higher distribution tiers are reached, it only does so if the limited partners also receive increased distributions.

Our partnership agreement provides that it is possible for the general partner to transfer IDRs. However, for a period of 10 years from the date of our IPO closing, such transfers are limited to (1) affiliates of the general partner or (2) transfers in connection with certain "corporate" change transactions, such as mergers, sale of all or substantially all of the Partnership's assets, etc., as well as to provide security for certain types of lending transactions (pledges or mortgages of interests) and the exercise of remedies in connection with such lending transactions. During such 10-year period, any transfer that does not fall into those categories requires the consent of a majority of outstanding units, excluding units held by the general partner or its affiliates. After such 10-year period, the IDRs can be freely transferred.

We believe that this enhanced distribution to the general partner was never contemplated or intended to represent payment made for services rendered but, rather, represents an incentive for the general partner to make the initial investment in the Partnership and raise the distribution per unit. From the standpoint of the general partner, the right to participate in distributions according to the terms of the partnership agreement was a factor in making the decision to invest in the Partnership and accept the associated rewards and risks, including the risk that the general partner, unlike the limited partners, is potentially liable for all of the Partnership's obligations. In this regard, it is similar to the decisions made by all persons who elect to enter into partnerships or elect to purchase any kind of equity position in an entity.

We are not aware of any written language (whether in our partnership agreement or otherwise) or discussions stating or to the effect that the intent of the incentive distribution was to compensate the general partner for services rendered to the Partnership. The payment of the IDRs is not directly related to any specific function of the general partner, and does not require the general partner to perform any activity on the Partnership's behalf. The general partner does not provide us with any employees. All of our officers and employees are employed directly by and compensated directly by us. We will reimburse the general partner for the costs of the non-employee directors, including any travel and entertainment costs incurred by the non-employee directors, and the cost of director and officer insurance.

When and if the general partner provides services to the Partnership beyond those contemplated related to the board of directors oversight, as discussed above, it will be reimbursed at cost for any such expenses incurred or payments it makes on behalf of the Partnership and all other expenses allocable to the Partnership or otherwise incurred by the general partner in connection with operating the Partnership's business.

The general partner receives an incentive distribution only to the extent that distributions are at or above the level at which the incentive distribution is made part of the distribution waterfall. Thus, the general partner was and is not assured of receiving any incentive distribution or at any particular level of distribution during any period. We believe that the fact that the incentive distribution is not assured and the amount of any incentive distribution is a function only of the amount of cash distributed also provide support for our position that the incentive distribution represents an equity return and not compensation for services rendered. Furthermore, to the extent that incentive distributions are being paid on the incentive distribution rights and the incentive distribution rights are transferred in accordance with the provisions of our partnership agreement, incentive distributions would continue to be paid on the incentive distribution rights to the then current owner of the incentive distribution rights (assuming that the required conditions for payment of incentive distributions under our partnership agreement continued to be met) notwithstanding the fact that the incentive distribution rights would no longer be owned by our general partner.

In our research for the proper accounting for IDRs, we were unable to identify any GAAP guidance that is specifically on point with the issue as to whether IDR payments represented compensation or represented equity transactions. We noted that the issue of whether IDRs represented compensation to the holder was raised within the context of the discussion of EITF 07-4, Application of the Two-Class Method under FASB Statement No. 128 to Master Limited Partnerships. However, we understand that this issue was determined to be outside the scope of EITF 07-4 and, thus, no guidance resulted. We believe, after a review of the Codification guidance related to earnings per share, specifically the guidance related to the computation of earnings per unit for master limited partnerships, that existing guidance implies that the accounting for IDR payments should be based on the provisions governing the allocation of earnings within the partnership agreement. We believe our accounting for IDRs as equity transactions rather than compensation expense conforms to the structure of our partnership agreement and is consistent with the intent of the provisions for such payments to the general partner.

8.
You expect to make minimum quarterly cash distributions after the establishment of cash reserves. Please revise your disclosure to quantify the cash reserves you anticipate to establish.

Response: Cash reserves, if any, are established at the discretion of our general partner on a quarterly basis. Other than amounts reserved for debt service payments and maintenance capital expenditures, our general partner currently does not anticipate establishing any cash reserves, except for amounts, if any, that may be reserved to provide for future distributions to our unitholders and general partner for any one or more of the next four quarters as provided in our partnership agreement. As indicated in "Our Cash Distribution Policy and Restrictions on Distributions—Partnership Statement of Forecasted Estimated Adjusted EBITDA," we have estimated $750,000 in cash interest paid and $1,750,000 in maintenance capital expenditures during the forecast period, both of which would be subtracted from the cash and cash equivalents we have on hand to determine the amount of "available cash" for distribution under our partnership agreement.

We have revised our disclosure to indicate that cash reserves are established at the discretion of our general partner. Please see page 8.

9.
Please briefly describe and quantify the general partner's and its affiliates' fees and expenses that are paid prior to the distributions. Make similar disclosures elsewhere in the filing as applicable. Refer to Securities Act Release No. 33-6900.

Response: We have revised the Registration Statement accordingly. Please see pages 9, 45 and 132.

Risk Factors, page 16

Risks Related to Our Business, page 16

"Restrictions in our revolving credit facility …," page 21

10.
You disclose your credit facility may limit your ability to make distributions on units. It appears that the covenants contained in the revolving credit facility may limit the payment of distributions. Please disclose the amount of net earnings restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. Please also provide revised disclosure on pages 45 and 50 addressing this issue to the extent the restrictions are material. In this regard, disclose the amount of net earnings restricted or free of restrictions for the pro forma cash available for distributions for the fiscal year ended March 31, 2010, and for the twelve months ended September 30, 2010 on page 50.

Response: We respectfully submit that we are not required to provide disclosure pursuant to Rule 4-08(e)(1) of Regulation S-X. Rule 4-08(e)(1) requires the disclosure of restrictions on the payment of dividends or distributions by a registrant and the amount of retained earnings or net income restricted or free of restrictions. However, our revolving credit facility does not contain covenants that limit or restrict the payment of distributions to our partners, unless we have a default or an event of default as defined in our revolving credit facility or the distribution exceeds available cash for the applicable quarter. We are required under our partnership agreement to distribute our available cash each quarter, and our revolving credit facility does not restrict us from making such distributions.

We have revised our disclosure to clarify the restrictions on the payments of distributions under our revolving credit facility. Please see pages 21, 44 and 50.

"We could be required to provide linefill …," page 25

11.
Please define "linefill."

Response: We have revised the Registration Statement accordingly. Please see page 25.

"If we do not successfully …," page 19

12.
We note your reference to certain covenants in your revolving credit facility. Please describe any material covenants and avoid the use of "certain" throughout your prospectus. Such reference is not descriptive to persons unfamiliar with the matter. In addition, please indicate whether you have engaged in any discussions or otherwise identified any potential acquisition targets. In this regard, please indicate similar information for any expansion into other businesses on page 20. We note your disclosures on page 40 that you do not have any agreements, understandings or commitments.

Response: We acknowledge the Staff's comment regarding our reference to certain covenants in our revolving credit facility, and we have revised our description accordingly. Please see page 19.

In the ordinary course of our business, we routinely identify potential acquisition targets in connection with our business development plans, and we may engage in informal discussions with potential acquisition targets from time to time. If any of these informal discussions were to advance to the point of reaching an agreement, understanding or commitment with the potential acquisition target, then we would provide appropriate disclosure in the Registration Statement.

Use of Proceeds, page 40

13.
Please quantify each of the items in the last sentence of the second paragraph.

Response: We have revised the Registration Statement accordingly. Please see page 40.

Dilution, page 43

14.
Please revise your dilution table to reflect the underwriters' exercise of their option to purchase additional common units.

Response: We have revised the Registration Statement accordingly. Please see page 42.

Our Cash Distribution Policy and Restrictions on Distributions, page 45

15.
Please describe in greater detail the operating fees and expenses paid to the general partner and its affiliates and quantify these payments. Refer to Securities Act Release No. 33-6900.

Response: We have revised the Registration Statement accordingly. Please see page 45.

16.
Refer to the partnership unaudited pro forma cash available for distribution on page 50. Explain to us why you did not subtract from adjusted EBITDA expansion capital expenditures such as acquisition costs, which appear to be material based on your predecessor's historical cash flow statements, or revise. Further, it appears that future acquisitions are part of your short term business plan as disclosed on page 8 under the use of proceeds section, and elsewhere in your filing. In this regard, we also note your disclosure on page 46 regarding your external capital expansion plans. Therefore, it appears you should reflect such capital expenditures amounts in your presentation of pro forma cash available for distribution.

Response: We believe that Comment 16 and 19 relate to the same issue, whether or not expansion capital expenditures should be included in our computation of cash available for distribution or adjusted EBITDA. We agree that expansion capital activities have been material to NGL Supply, our predecessor for accounting purposes, as well as to our recently-acquired businesses. In addition, we agree that expansion capital activities will be material to our future activities. However, we do not believe it would be appropriate in our circumstances to include prior or anticipated future expansion capital expenditures in our computation of cash available for distribution or adjusted EBITDA. NGL Supply historically funded expansion capital expenditures with advances under its acquisition credit facility. We anticipate that expansion capital expenditures in the future will likewise be funded entirely with advances under the acquisition revolving commitment of our revolving credit facility. We do not anticipate funding such acquisitions with our cash flow from operating activities, which is essentially the principal component of the determination of cash available for distribution. In addition, we believe that any such expenditures will represent the acquisition of assets or businesses that are immediately accretive to our cash flows, both before and after payments of interest on the funds borrowed to finance the acquisition.

If we were to include such expenditures in our computation of cash available for distribution and adjusted EBITDA, to properly present the computation, we would have to also adjust the computations to increase our expected cash flows resulting from such acquisitions. We believe that this would add a level of complexity to the computation that is not necessary in the circumstances and does not result in an improved or more meaningful disclosure to the investor. We also believe that including such expenditures with an offsetting credit representing advances under our credit facility to fund such acquisition could result in a misleading presentation since such borrowings would result in an increase in our cash interest payments. To include such increased interest payments would also require us to include the additional accretive cash flows from the acquisition to avoid the inherent misstatement in the computation.

The expansion capital expenditures are inherently more difficult to estimate with respect to amount, timing and enhancements to cash flows than are the maintenance capital expenditures which we do include in our computations of adjusted EBITDA and cash available for distribution. Additionally, we have historically, and expect to in the future, fund such maintenance expenditures using cash flow from our operating activities.

We have added a footnote to our tabular presentations to explain why we have not included capital expenditures that we believe represent expansion capital expenditures in our computations. Please see pages 50 and 52.

17.
Refer to the partnership statement of forecasted estimated adjusted EBITDA for the twelve month periods ending June 30, 2012. We note you presented the historical and unaudited pro forma financial statements as of September 30, 2010 in the filing. In that regard, we are unclear why it is appropriate to present the forecasted estimated adjusted EBITDA as well as the estimated cash available for distribution for the twelve month periods ended June 30, 2012. We believe it becomes more difficult to project financial information for periods exceeding one year. Therefore we would suggest limiting your forecast to no more than twelve periods from the most recently completed (or shortly to be completed) fiscal quarter. As such, we believe you should consider revising the statement to cover the twelve month period ending March 31, 2012 instead of the same period ending June 30, 2012.

Response: We appreciate the Staff's comment and have given it due consideration. However, based on the expected closing date of our offering, the twelve month period ending March 31, 2012 would not be a true forecast as it would include some historical results. Since the twelve months period ending June 30, 2012 is the first full four quarter period that begins after the expected closing date of our offering, we believe it is the most appropriate forecast period. Please note our historical and unaudited pro forma financial statements as of December 31, 2010 are presented in Amendment No. 1.

18.
Notwithstanding the above comment, we are unclear as to why you did not provide for cash reserves as a reduction to estimated adjusted EBITDA on page 52 to arrive at estimated cash available for distribution in the partnership statement of forecasted estimated adjusted EBITDA. Please advise us or revise.

Response: As we described in our response to Comment 8, cash reserves, if any, are established at the discretion of our general partner on a quarterly basis. Other than the amounts indicated for "cash interest paid" and "maintenance capital expenditures" in our Partnership Statement of Forecasted Estimated Adjusted EBITDA, our general partner currently does not expect to establish any additional cash reserves during the forecast period. We have revised our disclosure to clarify that the "cash interest paid" and "maintenance capital expenditures" are adjustments to reconcile Estimated Adjusted EBITDA to estimated cash available for distribution. Please see page 52.

19.
Please revise to adjust estimated cash available for distribution on page 52 for your expansion capital expenditures. We note your disclosure on page 2 that you intend to grow by acquisitions. Note that we will not object to offsetting of the capital expansion expenditures against related anticipated borrowings.

Response: Please refer to our response to Comment 16.

20.
Refer to your contractual obligations table on page 96. It appears you anticipate repaying debt for the fiscal year ended March 31, 2012. If so, then please revise your forecasted EBITDA presentation on page 52 to include such principal repayment. Further, please provide a cross reference to your disclosure on page F-31 which discloses that if you do not complete an equity offering on or before October 14 each year you must repay outstanding principal amounts of the acquisition revolving loans by at least $7.5 million.

Response: We have updated and amended our contractual obligations table in order to include scheduled payments related to our working capital revolving credit loans and to separate interest payments and principal payments for our debt. The payment amount indicated for the period ending March 31, 2012 in our initial filing related to interest and not principal payments. Please see page 98.

We have revised our forecast disclosure and provided a cross reference to the applicable section in "Management's Discussion and Analysis" to address the potential for debt principal payments on an annual basis. Please see page 55.

Quantitative and Qualitative Disclosures about Market Risk, page 99

21.
Refer to your commodity price disclosures. Please provide disclosures of market risk characteristics for (1) instruments entered into for trading purposes and (2) instruments entered into for purposes other than trading. You have the option to choose between one of three quantitative disclosure options for each category:

•
Tabular presentation of fair value information and contract terms relevant to determining future cash flows, categorized by expected maturity dates;

•
Sensitivity analysis expressing the potential loss in future earnings, fair values, or cash flows from selected hypothetical changes in market rates and prices; or

•
Value at risk disclosures expressing the potential loss in future earnings, fair values, or cash flows from market movements over a selected period of time and with a selected likelihood of occurrence.

Refer to Item 305 of Regulation S-K.

Response: We agree with the requirement to provide additional disclosures related to the market risk of our derivative commodity instruments. We believe that historically and as of December 31, 2010, our open position on derivative commodity instruments was not significant. We do not use such derivative commodity instruments for speculative or trading purposes. We purchase such instruments as an economic hedge against propane price fluctuations as related to future transactions. Historically, however, we have not accounted for such instruments as accounting hedges. The contracts are marked to market each period, and changes in the fair value of such contracts are recorded in cost of sales of our wholesale supply and marketing segment.

We have provided sensitivity analysis disclosure for changes in fair values. Please see page 102.

Management, page 119

Board of Directors of our General Partner, page 119

22.
Please clarify your reference in the fourth sentence that at least three directors will be independent. It appears that only three of your six person board would meet the independence definition.

Response: We have revised the Registration Statement accordingly. Please see page 122.

Employment Agreements, page 124

23.
Please file the employment agreements with Dr. Coady and Mr. Coady as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response: We acknowledge the Staff's comment and will file the letter agreement with Dr. Coady and Mr. Coady with a future amendment to the Registration Statement.

Certain Relationships and Related Party Transactions, page 128

Distributions and Payments to Our General Partner and Its Affiliates, page 128

24.
We note the information contained in the table on page 128. Please include a summary tabular presentation, itemizing by category and specifying dollar amounts where possible, of all compensation, fees, profits, and other benefits (including reimbursement for out of pocket expenses) which the general partner and its affiliates may earn or receive in connection with the offering or operation of the partnership. Refer to Securities Act Release No. 33-6900 and Industry Guide 5.

Response: We do not have any agreements or understandings with our general partner or its affiliates for any compensation, fees, profits, or other benefits (including reimbursement of out of pocket expenses) which the partner and its affiliates may earn or receive in connection with this offering. In connection with the operation of the Partnership, we will reimburse our general partner for general and administrative services that it provides to us, including compensation, travel and entertainment expenses for the non-employee directors serving on the board of directors of our general partner and the cost of director and officer liability insurance. We have revised the Registration Statement to provide more information regarding these reimbursements to our general partner. Please see page 132.

Agreements with Affiliates, page 129

25.
Please disclose the approximate dollar value of the amount involved in this and any other affiliate agreement. Refer to Item 404(a)(3) of Regulation S-K.

Response: We will update our disclosure regarding the shared services agreement in a future amendment to the Registration Statement.

"Review, Approval or Ratification …," page 130

26.
Please indicate when you expect to adopt the described policies.

Response: We currently anticipate adopting policies and procedures regarding related party transactions prior to the completion of this offering. We have revised the Registration Statement accordingly. Please see page 133.

The Partnership Agreement, page 142

Indemnification, page 153

27.
Please clarify whether there are any limitations or conditions regarding your indemnification obligations and describe the circumstances in which you will not indemnify the parties identified in this section.

Response: We have revised the Registration Statement accordingly. Please see page 157.

Index to Financial Statements, page F-1

28.
Please update your financial statements to include the interim period ended December 31, 2010. Refer to Article 10 of Regulation S-X.

Response: We have updated the financial statements included in Amendment No. 1 to include the interim period as of and for the nine months ended December 31, 2010. This is represented by the following:

•
For the Partnership, the unaudited condensed consolidated balance sheet as of December 31, 2010 and the unaudited condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three months then ended.

•
For NGL Supply, the condensed consolidated balance sheet as of March 31, 2010 (prior year end), and the unaudited condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the six months ended September 30, 2010, with the inclusion of the statements of income and cash flows for the nine months ended December 31, 2009.

29.
Please revise to include an audited balance sheet and related footnotes of the general partner of NGL Energy Partners LP as of the end of the most recent fiscal year, or advise us why you believe this information would not be useful to an investor. Further, to the extent an affiliate has committed itself to increase or maintain the general partner's capital, also provide the audited balance sheet and related footnotes of the affiliate. For example, we note the IEP Parties contributed approximately $11.0 million to you in cash for the issuance of 549,043 common units. We also note the IEP Parties own a 32.53% interest in NGL Energy GP Investor Group, which owns all the outstanding GP interests in your general partner (NGL Energy Holdings LLC).

Response: We understand that as a result of the issuance of Staff Accounting Bulletin 113, while a non-oil and gas company registrant is not required to request the Staff's concurrence to exclude the audited balance sheet of the general partner, there may be situations in which the relationship between the limited partnership registrant and the general partner can be relevant to an investor, which could require the inclusion of the audited balance sheet of the general partner in the registration statement. In our situation, however, we believe that there are no situations that would require disclosure about the relationship with our general partner or that would require the inclusion of an audited balance sheet of our general partner in our registration statement. Our general partner owns a 0.1% interest in the Partnership and has fully funded its capital contribution obligation. In addition:

•
Other than the initial contribution from our general partner, we have had no material transactions with the general partner which have resulted in a substantial receivable from or payable to a general partner, or any affiliate of the general partner. Our general partner will not provide us with any substantial ongoing support other than oversight by its board of directors for which the Partnership will be charged actual costs of such directors. All of our employees will be employed by the Partnership.

•
There is no commitment, intent, obligation or reasonable possibility that our general partner will fund any cash flow deficits of the Partnership or provide other direct or indirect financial assistance to the Partnership. The general partner is not a borrower or guarantor under the Partnership's revolving credit facility.

•
No affiliate of our general partner has committed itself to increase or maintain the general partner's capital and there is no obligation under our partnership agreement for the general partner to make further contributions in order to maintain its capital account.

For these reasons, we believe that the information that would be provided in an audited balance sheet of our general partner would not be useful to an investor. We will disclose any significant transactions with the general partner in each of our periodic reports.

NGL Energy Partners LP, page F-2

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-5

30.
Please expand your equity section to disclose the number of equity units authorized and outstanding by class on a pro forma basis. Further, your equity section should distinguish between amounts ascribed to each ownership class. Revise your disclosure accordingly. Reference is made to SAB Topic 4:F.

Response: We agree that the equity section of the pro forma condensed consolidated balance sheet as of December 31, 2010 should disclose the number of equity units authorized and outstanding by class on a pro forma basis, and that such disclosure should distinguish between amounts ascribed to each ownership class. In the update of the pro forma financial statements to December 31, 2010, we have included a revised condensed consolidated balance sheet of NGL Energy Partners LP as of December 31, 2010. We have revised the presentation of the equity section to make the required changes as noted above. However, at this time, we have not yet completed the process of determination of the actual unit split percentage we will have for the common units held by the NGL Energy LP Investor Group or the amount of common units held by such group that will be converted to subordinated units. We have, accordingly, included blank spaces to be completed once that process is complete.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-6

31.
We note you intend to make quarterly distributions to holders of your common and subordinated units in the manner described beginning on page 62. Please tell us and disclose how you will present earnings per member unit based on the aforementioned separate classes of equity including subordination units. It appears you will be required to use the two-class EPS method in your pro forma EPS presentation, as described in paragraphs 72 and 73 of ASC 260-10-45. Please revise the pro forma presentation accordingly, or advise us.

Response: We concur that the computation of pro forma earnings per unit should be completed following the guidance in ASC-260-10-45 using the two-class EPS method. We have revised Note 3 to the pro forma financial statements to provide additional and expanded disclosure of the computation methodology. At this time, the computation is as complete as we can present pending completion of the determination of the final common unit split and conversion of common units held by the NGL Energy LP Investor Group into subordinated units. We have left certain information blank at this time pending completion of the process but intend to provide this information sufficiently in advance so that the Staff may review it prior to the distribution of the preliminary prospectus. However, we do indicate that the allocation of earnings will be based on pro forma net income (loss) less the allocation to the general partner for its 0.1% interest, less the allocation to the general partner for incentive distributions (assumed to be zero in the pro forma presentation), and the resulting income available for distribution to the limited partners will be allocated between the common units and subordinated units. Please see the revised Note 3 for additional information.

32.
Your disclosure on page F-9 indicates that the pro forma earnings per unit assume no incentive distributions were made. We further note your disclosure on page 61 states that the incentive distribution rights may be transferred subject to restrictions in the partnership agreement. As part of your consideration of the appropriateness of two class EPS presentation, please tell us, and clearly disclose, if the IDRs are a separate or embedded interest and whether they represent participating securities. If they are participating, tell us how these distributions will impact your EPS calculation and revise your presentation as appropriate. Please be advised that ASC 260 will not apply to your IDRs if you conclude they are compensatory in nature.

Response: Please see our response to Comment 7 for our response as to whether the IDRs represent compensation expense and our discussion as to the transferability thereof. We believe that the IDRs can be transferred separately from the general partner interest. However, for the first 10 years after the completion of our IPO, such transfer is restricted to certain defined transactions, subject to approval by the non-affiliated unit holders if the transfer does not meet one of those defined criteria. We intend to present the IDRs as an income allocation as if such were transferable. Thus, we will be computing and presenting pro forma earnings per unit in accordance with ASC 260-10-55, in which we first allocate pro forma net income to the general partner for (1) its 0.1% interest in the Partnership and (2) for the IDRs that will actually be paid for the period. The amount of pro forma net income allocable to the limited partners will be allocated to the common and subordinated unit holders and separate earnings per unit will be computed in accordance with the two-class method. We have substantially revised Note 3 to the pro forma financial statements regarding the computation of earnings per unit. However, because we have not yet completed the process of defining the final unit split factor and the conversion of common units into subordinated units, there are several blank spaces in the presentation. We will complete the presentation as soon as the process of defining the unit split factor and unit conversion is completed and will provide this information sufficiently in advance so that the Staff may review it prior to the distribution of the preliminary prospectus.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-8

33.
Please expand your note disclosure to describe the material covenants of the revolving credit facility and repayment terms, or provide a cross reference to such disclosures made elsewhere in the filing.

Response: We have included in Note 2(c) of the pro forma financial statements a reference to Note 7 of the unaudited condensed consolidated financial statements of NGL Energy Partners LP as of and for the period ended December 31, 2010 for additional information related to our long-term debt, which includes a discussion of the material covenants and repayment terms of the revolving credit facility.

34.
Tell us and disclose the useful lives of your acquired $2,683,000 customer relationship intangible asset.

Response: We agree that the useful life of the long-lived assets, including the amortizable intangible assets, should be disclosed in the notes to the pro forma financial statements. We have expanded Note 2 to the pro forma financial statements to more clearly identify the allocation of acquisition costs to the assets acquired and have included in the table the useful life information. In the process of updating the allocation through December 31, 2010, the amount of the allocation to the customer relationship intangible asset has changed from $2.683 million as per the initial pro forma presentation included in the initial S-1 filing to approximately $3.3 million in the updated pro forma presentation. We have established a useful life of 15 years for the customer relationship intangible asset. To determine a reasonable useful life of the customer relationship intangible asset, we evaluated the customer retention history of Hicksgas for the period of their fiscal year 2006 through fiscal year 2010, based on an analysis of "tank returns" to total tanks. That analysis indicated that on average, the "customer lost" percentage (measured assuming that a tank return was equal to a lost customer) was in the range of 5.1% of total tanks to a maximum of 6.8%, and for the 5-year period averaged 6.1%. Based on that history, we felt that a useful life of 15 years with no assumed residual value at the end of such period was reasonable.

35.
Refer to footnote (g). Please provide your disclosure of the calculation of the weighted average common units used in the pro forma earnings per common unit calculation. Also, advise us and clarify in your disclosures here and elsewhere in the filing, as applicable, with respect to how certain of the common units issued in connection with your formation and/or acquisitions in October 2010 was converted into subordination and common units resulting from a split.

Response: As requested, we have added additional information in Note 3 to the revised and updated pro forma financial statements in order to include a table to disclose the computation of weighted average units outstanding. We have also added a new section (e) in Note 2 which will document the information related to the unit split and conversion of common to subordinated units. However, at this time, we have not completed the process of defining the final unit split amount or the number of common units to be converted to subordinated units. As a result, we have left blanks in the footnotes for this information. We will add this information as soon as the analysis has been completed and sufficiently in advance so that the Staff may review it prior to the distribution of the preliminary prospectus.

36.
Please segregate your pro forma adjustments between those related to your formation and those related to the offering. In that regard, you should present pro forma adjustments related to your formation and acquisitions incurred in October 2010 first to arrive at a pro forma subtotal column and then present the pro forma adjustments related to the offering to arrive at the final pro forma column.

Response: We agree. In the updated pro forma financial statements, we have now separated on each of the statements the pro forma adjustments related to the formation transaction and the pro forma adjustments related to the offering transactions. We have also separated the discussion of each of the pro forma adjustments between those related to the formation transaction and those related to the offering transactions in Note 2 to the pro forma financial statements. To simplify the presentation, we have assumed that all pro forma adjustments related to interest expense represent pro forma adjustments for the offering transaction.

NGL Supply, Inc. and Subsidiaries, page F-16

Note 4—Property, Plant and Equipment, page F-23

37.
Disclose the useful lives of your property, plant and equipment by asset class.

Response: As requested, we have added to Note 6—Property, Plant and Equipment to the March 31, 2010 audited consolidated financial statements of NGL Supply, Inc. and Subsidiaries (Predecessor Entity) the useful lives of our property, plant and equipment by asset class.

Part II

Item 16. Exhibits, page II-3

38.
Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

Response: We acknowledge that the Staff needs sufficient time to review the exhibits before we request effectiveness of the Registration Statement. We will file the exhibits in a timely manner.

39.
We note that several of the exhibits that you plan to file by amendment are "form of" agreements. Please confirm that the "form of" agreements that you plan to file will be consistent with

  Instruction 1 to Item 601 of Regulation S-K, and that any "form of" agreement that deviates from the final agreement in any way will be re-filed accordingly.

Response: We acknowledge the Staff's comment and confirm that the "form of" agreements we plan to file will be consistent with Instruction 1 to Item 601 of Regulation S-K, and that any "form of" agreement that deviates from the final agreement in any way will be re-filed accordingly.

Item 17. Undertakings, page II-4

40.
Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings. See Securities Act Rules Compliance and Disclosure Interpretation 229.01 available at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#sar.

Response: We have revised the Registration Statement accordingly. Please see pages II-4 and II-5.

        We hereby acknowledge the Staff's comments with respect to requesting the acceleration of the effectiveness of the Registration Statement and undertake to comply with the Staff's request.

        If you have any questions or comments concerning these responses, please call Craig Jones, our Chief Financial Officer, at (918) 481-1119 or David P. Elder at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5881.

Sincerely,
NGL Energy Partners LP
By:	NGL Energy Holdings LLC, its general partner
By:	/s/ H. MICHAEL KRIMBILL H. Michael Krimbill Chief Executive Officer
cc:
David P. Elder, Akin Gump Strauss Hauer & Feld LLP